Exhibit 99.46

THIS AGREEMENT is dated May 26, 2022

Parties

(1)           Bitzero Blockchain Inc., incorporated and registered in Vancouver, BC, Canada whose registered office is Company Number: BC1300647, 2416 Main Street, Suite #398, Vancouver, BC, V5T 3E2, Canada (“Bitzero”).

(2)           Luxor Technology Corporation, organized and registered in Bellevue, USA whose office is at 1100 Bellevue Way NE Suite 8A #514 Bellevue, WA 98004 (“Luxor”).

Background

Bitzero wishes to engage Luxor to set-up a Bitcoin Cryptocurrency Mining Pool instance, on a cloud host that Luxor and Bitzero will have access to. Luxor, or an affiliate thereof, will provide maintenance of the Software on the terms and subject to the conditions set out in this Agreement.

Agreed terms

1.	Interpretation

The following definitions and rules of interpretation in this clause apply in this Agreement. All amounts referenced herein are in United States dollars unless indicated otherwise.

1.1           Definitions:

Agreement: this Agreement including its schedule.

Business Day: a day other than a Saturday, Sunday or public holiday in Washington State.

Business Hours: 9:00am to 9:00pm Pacific Standard Time on a Business Day.

Confidential Information: information that is proprietary or confidential, including the terms and conditions of this Agreement.

Control: the ability to direct the affairs of another person, whether by virtue of the ownership of shares, contract or otherwise.

Effective Date: the date of this Agreement first written above, coming into effect upon execution by all parties.

Software: means the Software of the quantity, type and specifications of a commercially standard cryptocurrency mining pool, to be licensed by Luxor to Bitzero for Bitzero’s benefit. Software includes any other software intentionally delivered to Bitzero under this Agreement (such as, for example, updates delivered pursuant to any Maintenance & Support Services and/or Hosting Services provided by Luxor hereunder).

Mining Hardware: the computers that utilize Application Specific Integrated Circuit (ASIC) single purpose computer chips to “mine” bitcoin by rapidly submitting cryptographic hash functions to the bitcoin blockchain in an attempt to guess the “correct” hashvalue that meets the network difficulty target for the current mining epoch (which adjusts roughly every two weeks).

Hosting Fee: the fee per month for Software that is operational in a given month as set out in the Schedule A.

Cloud Service Provider: Google’s Cloud Server Hosting Service.

Downtime Percentage: the measured percentage of time that the Software is not contributing to the bitcoin hash rate, excluding Force Majeure and other events as set out in Clause 13.1, and failure of the Cloud Service Provider.

Fail-Over Pool: an alternate mining pool URL configured into the second and/or third mining pool configuration field in the user interface of each piece of Mining Hardware. The purpose of a Fail-Over Pool is to ensure that mining rewards are not lost in the event of a mining pool Hosting Service outage. In the event of such an outage, the Mining Hardware is designed (although is not guaranteed) to detect the outage and automatically redirect Hashpower to the Fail-Over Pool URL.

Hosting Services: those services listed in clause 2.

Initial Term: a period of 36 months commencing on the Effective Date.

Legislation: any statute, statutory provision or subordinate legislation or any mandatory rules or guidance issued by any regulatory body having jurisdiction over the applicable party.

Maintenance & Support Services: the services as set out in Schedule B attached hereto which are in addition to Hosting Services and billed separately.

Renewal Term: each successive twelve (12) months period for which this Agreement is renewed.

Set-up Infrastructure Costs: The Set-up costs are the costs to deploy Software on the Cloud Service Provider. Set-up Fees include all of the set-up fees to ensure Software is properly operating as set out in the Schedule A.

Specification: Cloud Service Provider requirements as specified to run the Software.

Mining Pool: A mining pool is a joint group of cryptocurrency miners who combine their computational resources over a network. Individually, participants in a mining pool contribute their processing power toward the effort of finding a block. This does not include hashrate based exchanges, hashrate contracts etc.

Pay Per Last “N” Shares (PPLNS): A Mining Pool payment method that offers payment to miners as a percent of shares they contribute to the pool’s total shares (“N”), and only pays miners bitcoin produced in coinbase rewards generated when the pool “finds” blocks.

Full Pay Per Share (FPPS): A Mining Pool payment method that offers payment to miners equivalent to their pro-rata share of the expected reward per block, which is calculated by adding the block subsidy per block and the estimated transaction fee reward per block, multiplied by the miner’s proportional contribution of Hashpower to the total bitcoin network hashrate. Luxor estimates the transaction fee reward per block based on the average of the transaction fees of the latest 144 blocks.

Block Subsidy: This is the amount of newly minted bitcoins (BTC) in each block as fixed by the bitcoin protocol – currently 6.25 BTC/block.

Transaction Fees: These are fees paid by users of the Bitcoin network to have their transactions included in the current block. These fees are aggregated per block and typically paid out to the miner who solved the block by being combined with the Block Subsidy into one transaction output (the coinbase transaction).

Block Reward: This is the total amount of bitcoins awarded to the miner or pool that found a given bitcoin block, and consists of a combination of Block Subsidy and Transaction Fees.

Coinbase Transaction: A coinbase transaction is a special type of transaction which emits new bitcoin as a reward for the miner of a block – it has no inputs and can consist of one or more outputs, creating one or more new unspent transaction outputs (“UTXO”).

Technology: Any invention, method, or confidential information, whether instantiated physically or virtually, that applies to design, production, and utilization of services and goods and organizing human activities (including but not limited to hardware, computer codebase, system or methodological design) and its attached Intellectual Property rights (including but not limited to patents, copyrights, trademarks).

Green Provenance: originating from or being produced by electricity generation methods classified as sustainable, as defined by their carbon emissions footprint measured in grams of carbon dioxide emitted per kilowatt hour of electricity produced.

2.	Hosting services

2.1           Subject to Bitzero’s compliance with all terms and conditions hereof, including, without limitation, the undertakings in clause 5 and obligations in clause 6, Luxor will, during the Term: (a) deploy the Software at the Cloud Service Provider; and (b) use its reasonable endeavors to (1) keep the Software supplied with updates sufficient for the Software to operate in accordance with the Specification; (2) maintain adequate security protection of the Software; and (3) monitor the performance of the Software for reporting back to Bitzero.

2.2           Nothing in this Agreement is intended to create any responsibility on Luxor to manage any Bitzero crypto wallets, which shall be the sole responsibility of Bitzero. For clarity, all crypto generated from the Software shall be the property of Bitzero and its customers and any crypto related to Luxor wallets shall be Luxor’s sole responsibility.

2.3           Both parties represent and warrant that no withholding or other tax is required to be withheld from the Software and/or the crypto generated by it and on that basis, both parties will not withhold any such tax.

3.	Maintenance services

3.1           Subject to Bitzero’s compliance with all terms and conditions hereof, including, without limitation, the undertakings in clause 5, Luxor will, during the Term, use its reasonable endeavours to supply Bitzero with the Maintenance & Support Services.

3.2           Luxor will perform the Maintenance & Support Services necessary to ensure that the Software is operating in accordance with the Specification. Luxor will update the Software as needed as part of the Maintenance & Support Services. Bitzero acknowledges and understands that the Software may not be profitable based on several factors, including the price of crypto, and the network hash rate for the blockchain in question and that in no event shall Luxor have any liability derived from or related to any lack of profitability and/or any costs related to the Software, the operation of the Mining Pool or any of the services to be provided by Luxor hereunder.

4.	Luxor’s undertakings

4.1           Subject to Bitzero’s compliance with all terms and conditions in clause 5 Luxor undertakes to provide the Hosting Services with reasonable care and skill.

4.2.          Luxor will build and deploy for Bitzero a PPLNS mining pool. Bitzero will have full commercial rights to naming the pool for marketing, investment, or any other business or commercial purpose.

4.3           Luxor will engineer a coinbase transaction solution that creates two separate Unspent Transaction Outputs (UTXO) from the initial coinbase transaction. One UTXO will consist of 6.25 BTC (the current Block Subsidy) and will reduce to 3.125 BTC after the next halving (estimated to occur in May 2024). The other UTXO will consist of whatever amount of BTC is left from the total Block Reward, which will equate to the exact amount of Transaction Fees that were included in the block in question. The purpose of this separation, as Luxor understands it from Bitzero interaction and specification, is to keep newly emitted bitcoin (coming from the Block Subsidy) separate and distinct from “old” bitcoin included in the block from Transaction Fees so that Bitzero can market the newly emitted bitcoin as “green provenance,” or produced using low-carbon displacement generation technology.

4.2           Luxor is responsible for ensuring that the Bitzero Pool is capable of receiving the Hash Power (as defined below). Bitzero is responsible for having the requisite hardware and software necessary to deploy and access the Bitzero Pool. Luxor shall not be responsible or liable for any errors or failures from any malfunction of Bitzero’s hardware or software. Bitzero and Luxor shall jointly test whether the Hash Power can be delivered to Bitzero’s Pool prior to the commencement of the Hosting Services.

4.3           Luxor represents and warrants that it has sufficient technical experience and knowhow to deploy crypto Mining Pool infrastructure to mine cryptocurrencies.

4.4           Luxor, due to the nature of crypto Mining Pool infrastructure, is not responsible or liable for losses due to:

(a) Force Majeure;

(b) Any requests from a government authority duly qualified to inspect or request information by law;

(c) Any changes to Legislation that might have a negative effect on the Bitzero ESG Pool or any of the other products and/or services to be delivered hereunder by Luxor.

4.5           Luxor is responsible for providing the Hosting Services such that aggregate monthly Downtime Percentage does not exceed 2%, excluding Force Majeure and other events as set out in Clause 13.1, and failure of the Cloud Service Provider. In the event that monthly Downtime Percentage exceeds 2%, Luxor will provide financial compensation to Bitzero, paid in bitcoin (BTC), equivalent to up to 8 hours of the FPPS value of Miner’s average total hashrate, calculated on a 144 block look-back basis (roughly equivalent to 24 hours) or, using the same compensation methodology, the value of lost Hashpower accrued between Hosting Service outage occurrence and the time Bitzero Hashpower is redirected to the Fail-Over Pool, whichever is shorter.

5.	Bitzero’s undertakings

5.1           Bitzero undertakes: (a) to comply with all applicable Legislation in the ownership of the Software and performance of its obligations under this Agreement including the use of the Services; and (b) to immediately notify Luxor in the event that Bitzero has received notice from any governmental agency that its ownership of the Software or use of the Services is in violation of applicable Legislation.

5.2           Bitzero and Bitzero’s clients shall provide the hash-rate power of the Software that is operational (the “Hash Power”) to Luxor’s mining pool (the “Bitzero ESG Pool”). Bitzero acknowledges that because of the PPLNS payout method used by the pool, there may be significant payout frequency volatility. Bitzero acknowledges that both high and low luck blocks (e.g. blocks found with a luck factor significantly greater than or significantly less than 1) are frequent due to the probabilistic nature of mining and do not indicate an error in the mining pool technology. Over time the luck factor will revert to a mean of one.

5.3           Bitzero shall configure at least one Fail-Over Pool URL (either the Luxor public stratum URL, or a competing Mining Pool stratum URL, at the sole discretion of Bitzero) into each piece of Mining Hardware it operates in order to ensure it does not lose mining revenue in the event of a Hosting Services outage.

6.	Prices and payment

6.1           Bitzero will pay Luxor for the Set-up Infrastructure Costs set forth in Schedule A in accordance with the following payment schedule: (i) 33.3% (one third) of the total Set-up Infrastructure Costs (plus tax) will be due and payable to Luxor immediately upon signing of this Agreement, (ii) 33.3% (one third) of the total Set-up Infrastructure Costs (plus tax) will be due and payable to Luxor upon public deployment of the Bitzero ESG Pool, (iii) and the final 33.3% (one third) of the total Set-up Infrastructure Costs (plus tax) shall be due and payable to Luxor on the six (6) month anniversary of the date the Bitzero ESG Pool is publicly deployed.

6.2           In consideration for the provision of the Hosting Services and Maintenance & Support Services, Bitzero will pay to Luxor, or pay directly to the third party provider, the Hosting Fees set forth in Schedule A. Such fees shall be paid by Bitzero within 3 business days of such fees becoming due and payable.

6.3           Unless otherwise expressly stated, all prices are stated exclusive of sales taxes, which shall be paid by Bitzero at the rate and in the manner prescribed by law.

6.4           At least 45 days prior to the commencement of any Renewal Term, Luxor shall notify Bitzero of the proposed increase in the Hosting Fees, including evidence of their cost base increase, provided that such increase shall not exceed 30%.

6.5           No fees are refundable once paid by Bitzero to Luxor except as this Agreement may expressly provide. If Bitzero fails to make any fee payment under this Agreement when due, Luxor may charge interest on the past due amount at 2% per month calculated daily and compounded monthly or, if lower, the highest rate allowed by law.

7.	Warranties and non-disparagement

7.1           The parties represent, warrant and undertake that they have full capacity and authority and all necessary consents to enter into and to perform this Agreement and that this Agreement is executed by its duly authorised representative and represents a binding commitment on it. Luxor represents and guarantees that it owns all IP in the Software licensed under this agreement, or have the right to grant sublicenses under third parties’ IP, as the case may be (see 8.2 and 8.3).

7.2           Both parties agree to take no action which is intended, or would reasonably be expected, to harm the other party’s reputation or which would reasonably be expected to lead to unwanted or unfavourable publicity to the other party. Such actions including disparaging remarks, comments or statements that impugn the character, honesty, integrity, morality or business acumen or abilities in connection with any aspect of the operation of the other party’s business. This clause 7.2 does not prohibit either party from taking actions to legally enforce this Agreement.

8.	Technology

8.1           Neither this Agreement nor the provision or receipt of Services transfers to either party any ownership or proprietary rights in the other party’s Technology.

8.2           All right, title, and interest in the Software to be provided by Luxor is and shall remain solely the property Luxor or, in the case of unmodified software or services provided by third parties and which is provided to Bitzero as part of or in connection with the Software, to the owner or licensor of such intellectual property. Bitzero will have no rights in the Software except as this Agreement expressly grants. This Agreement provides Bitzero with no licenses, ownership or rights other than those expressly provided herein.

8.3           The title of the Software will remain with Luxor as further set forth in Section 8.2 of this Agreement. Bitzero is granted a limited, non-transferable, worldwide, royalty-free, revocable license to use the Software for the term of this Agreement including any extensions or new future agreements.

8.4           Notwithstanding paragraph 8.1, as part of this Agreement Bitzero and Luxor agree to jointly file a provisional patent to protect the methodology of splitting the coinbase transaction into two Unspent Transaction Outputs for the purposes of enabling verifiable green provenance bitcoins. If this patent is accepted and granted as an industrial patent, Luxor and Bitzero shall split the benefits that accrue as a result of the ownership of this intellectual property - commercial, financial, licensing, or otherwise – on a 50%/50% basis. The Parties agree that this patent – coinbase transaction splitting towards the end of verifiable green provenance bitcoin – is the only jointly held intellectual property considered under the auspices of this agreement, and that no other intellectual property sharing or commercial rights are considered on behalf of either party.

8.5         For the avoidance of doubt, Luxor will be operationally and financially responsible for the following activities related to the patent process:

(a)           preparing, filing, and prosecuting the patent application,

(b)           paying all expenses incurred in the preparation, filing, and prosecuting of patent application,

(c)           filing patent application in jurisdictions chosen at the sole discretion of Luxor,

(d)           filing of required documents to vest ownership in the patent to Luxor and Bitzero,

(e)           enforcement of patent if infringement occurs

(f)           assignment of rights required to ensure that the Parties will effectively co-own the patent

(g)           allocation of liabilities in the case of a third-party infringement leads to a product liability suit

8.6         Bitzero acknowledges that the only patent application considered as eligible for the joint ownership described above is the application to patent the methodology of splitting the coinbase transaction into two UTXOs for the purposes of enabling auditors to verify the green provenance (meaning the environmentally sustainable production) of certain UTXOs. No other transaction splitting use case that exists today or in the future will fall under this patent application. Further, this patent application may be a dependent patent of a broader family of patents owned by Luxor today or in the future, and Bitzero acknowledges that it holds no claim or right to any other patent or family of patents held by Luxor or its affiliates.

9.	Limitation of liability

9.1           The following provisions set out the entire financial liability of both parties (including any liability for the acts or omissions of its shareholders, officers, directors, employees, representatives and agents) to both parties in respect of:

(a)           any breach of this Agreement howsoever arising; and

(b)           any representation, misrepresentation (whether innocent or negligent), statement or tortious act or omission (including negligence) arising under or in connection with this Agreement.

9.2           Except as expressly and specifically provided in this Agreement, all warranties, conditions and other terms implied by statute, common law or otherwise are, to the fullest extent permitted by law, excluded from this Agreement.

9.3           Both parties shall not in any circumstances be liable, whether in tort, contract, misrepresentation (whether innocent or negligent) or otherwise for:

(a)           loss of profits (including crypto generated or expected to be generated by the Software); or

(b)           loss of business; or

(c)           depletion of goodwill or similar losses; or

(d)           loss of anticipated savings; or

(e)           loss of goods or damage to property; or

(f)            loss of use; or

(g)           loss or corruption of data or information; or

(h)          any special, indirect, consequential or pure economic loss, costs, damages, charges or expenses.

9.4           Luxor’s total aggregate liability in contract, tort (including negligence or breach of statutory duty howsoever arising), misrepresentation (whether innocent or negligent), restitution or otherwise, arising in connection with the performance or contemplated performance of this Agreement shall in all circumstances be limited to the total amount of Hosting Fees paid by Bitzero to Luxor pursuant to this Agreement during the six (6) month period immediately preceding the event giving rise to Luxor’s liability.

9.5           Notwithstanding the event of any failure of the Software to function in accordance with the Specification caused by Luxor’s failure to provide the Hosting Services and/or Maintenance & Support Services in accordance with the terms of this Agreement, Bitzero’s sole remedy and Luxor’s only obligation and liability to Bitzero shall be provided in accordance with clause 9.

9.6           This clause 9 shall survive termination of this Agreement, howsoever arising.

9.7           Under no circumstance will Luxor be responsible for mined coins once the coins are sent from the blockchain to the wallet specified by Bitzero. Bitzero agrees to provide industry standard custodianship for mined coins.

9.8           Indemnification. Bitzero will indemnify, hold harmless, and defend Luxor, its subsidiaries, employees, agents, directors, owners, executives, representatives, and subcontractors from any liability, claim, judgment, loss, cost, expense or damage, including attorneys’ fees and legal expenses, brought by any party on account of the Software or Bitzero’s use of the Software, or any injuries or damages sustained by any person or property due to any direct or indirect act, omission, neglect or misconduct of Bitzero, its agents, representatives, employees, contractors and their employees and subcontractors and their employees. Luxor will indemnify, hold harmless, and defend Bitzero, its subsidiaries, employees, agents, directors, owners, executives, representatives, and subcontractors from any liability, claim, judgment, loss, cost, expense or damage, including attorneys’ fees and legal expenses, brought by any party on account of the Software or Luxor’s engineering of the Software, or any injuries or damages sustained by any person or property due to any direct or indirect act, omission, neglect or misconduct of Luxor, its agents, representatives, employees, contractors and their employees and subcontractors and their employees.

10.	No Guarantee

10.1        This Agreement concerns the engineering and maintenance of software by Luxor on behalf of Bitzero. In entering into this agreement, Luxor makes no guarantee, warranty, or commitment, whether explicitly or implicitly, that the software engineering solution provided by Luxor to Bitzero will result in Bitzero being able to monetize the software platform aside from the already stipulated commercial terms annotated in Schedule A (“Additional Fees”). Whether it is possible or prudent to monetize the coinbase transaction splitting method utilized in this PPLNS pool through the creation of verifiable green provenance bitcoins is a commercial question that Bitzero is alone responsible for addressing.

10.2        Bitzero acknowledges that the software engineering method for transaction splitting outlined in section 4.3 of this Agreement does not guarantee, and Luxor does not making any guarantee, warranty, or commitment, that the 6.25 BTC (or 3.125 BTC after the halving) emitted the Block Subsidy UTXO of each coinbase transaction will not contain bitcoins that have previously been in circulation. The Bitcoin Core codebase as it is currently written does not differentiate between newly emitted coins and transaction fees when constructing the coinbase transaction. The transaction splitting solution engineered by Luxor is only designed to enable Bitzero to claim that a certain percentage of its Bitcoin production comes from the Block Subsidy, which in turn could enable a marketing team to claim that Bitzero bitcoin production is X% green provenance or some such commercial framing.

10.3.       Luxor bears no responsibility for the business development, marketing, advertising, sales, or public education that may be required to build the user base of the Bitzero ESG Pool. Bitzero is engaging and retaining Luxor for the sole purpose of providing the software engineering and maintenance for the pool, and acknowledges that it will manage its own marketing and business development efforts in pursuit of its commercial interests without the public or private support of Luxor or any of Luxor’s subsidiaries.

11.	Term and termination

11.1        This Agreement shall commence on the Effective Date. Unless terminated earlier in accordance with this clause this Agreement shall continue for the Initial Term and shall be automatically extended for subsequent Renewal Terms (incorporating the proposed Hosting Fee set out in clause 6), unless either party provides at least sixty (60) days’ written notice to the other party prior to the expiration of the Initial Term or any Renewal Term, as the case may be, of its intent to not enter into the next Renewal Term.

11.2        Without prejudice to any other rights or remedies to which Luxor may be entitled, Luxor may terminate the Agreement or suspend and/or limit the Services without liability in any circumstances to Bitzero if: (a) Bitzero or any of its affiliates commits a material breach of any of the terms of this Agreement and (if such a breach is remediable in Luxor’s view) fails to remedy that breach within seven (7) days of Bitzero being notified of the breach.

11.3        Without prejudice to any other rights or remedies to which Bitzero may be entitled, Bitzero may terminate the Agreement or suspend and/or limit the Services without liability in any circumstances to Luxor if: (a) Luxor or any of its affiliates commits a material breach of any of the terms of this Agreement and (if such a breach is remediable in Bitzero’s view) fails to remedy that breach within seven (7) days of Luxor being notified of the breach.

12.	Effects of termination

12.1        Upon termination of this Agreement however arising:

(a)           Bitzero will, at its cost, remove (or procure the removal of) the Software from the Cloud Service Provider as soon as reasonably practicable.

(b)           Luxor will cease provision of the Hosting Services and the Maintenance & Support Services immediately;

(c)           any sums owed by Bitzero to Luxor shall become immediately due and payable;

(d)           any and all rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the Agreement which existed at or before such date shall not be affected or prejudiced;

(e)           the continuation after termination of any provision expressly stated to survive or implicitly surviving termination shall not be affected or prejudiced; and

(f)           subject to this clause 12.1, all rights of Luxor under this Agreement shall terminate.

12.2        The termination of this Agreement shall not of itself give rise to any liability on the part of either party to pay any compensation for loss of profits or goodwill, to reimburse for any costs relating to or resulting from such termination, or for any other loss or damage howsoever arising.

12.3        This contract in its entirety may be terminated by Bitzero at any time with a 60-day written notice before ending services. Bitzero must compensate Luxor with a break fee that is $200,000 USD if within twelve (12) months of the execution date.

12.4        This contract in its entirety may be terminated by Luxor at any time with a 120-day written notice before ending services. Luxor must compensate Bitzero with a USD $300,000 break fee if within twelve (12) months of the execution date.

13.	Force majeure

13.1        Notwithstanding anything to the contrary herein, the parties shall not in any circumstances be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement if such delay or failure results from events, circumstances or causes beyond its reasonable control, including, without limitation, strikes, lock-outs or other industrial disputes (whether involving the workforce of Luxor or any other party), failure of a utility service or the Cloud Service Provider (including power outages, power curtailments and planned or unplanned maintenance) or transport or telecommunications network, system failure, act of God, invasion, terrorist attack or threat of terrorist attack, war (whether declared or not) or threat or preparation for war, riot, civil commotion, malicious damage, compliance with any law or governmental order, rule, regulation or direction, accident, breakdown of plant or machinery, fire, explosion, flood, storm, earthquake, subsidence, epidemic or other natural disaster, or default of suppliers or sub-contractors (any such event being “Force Majeure”).

13.2        If Luxor is prevented from providing Services by reason of Force Majeure, (a) Luxor will notify Bitzero as soon as reasonably practicable; and (b) Luxor’s obligations to Bitzero will be suspended for the duration of the Force Majeure and for avoidance of doubt, Bitzero will not be required to pay the Hosting Fees for the duration of the Force Majeure. Where the Force Majeure affects the delivery of Services to Bitzero for a period of greater than 30 days, Bitzero will have the right to terminate this Agreement without liability to the other party except for accrued rights and obligations prior to the Force Majeure.

14.	Anti-bribery & AML (Anti Money Laundering)

14.1        Both parties shall:

(a)           comply with all applicable laws, regulations, codes and sanctions relating to anti-bribery and anti-corruption and anti-money laundering (“Relevant Requirements”);

(b)           have and shall maintain in place throughout the term of this Agreement its own policies and procedures to ensure compliance with the Relevant Requirements and will enforce them where appropriate; and

14.2        If a duly authorized government authority with proper jurisdiction requests information on this Agreement, Luxor will comply and promptly inform Bitzero of any such request. At the same time, Bitzero agrees and holds harmless Luxor from providing such information to said authorities.

15.	Confidentiality

15.1        This contract is also covered under the MNDA agreement signed by Bitzero and Luxor on May 23rd, 2022.

16.	Protection and processing of personal data

Each party shall comply with its respective obligations under the provisions of applicable data and personal information protection laws.

17.	Waiver

No failure or delay by a party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

18.	Rights and remedies

Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

19.	Severance

 19.1        If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Agreement.

19.2        If any provision or part-provision of this Agreement is invalid, illegal or unenforceable, the parties shall negotiate in good faith to amend such provision so that, as amended, it is legal, valid and enforceable, and, to the greatest extent possible, achieves the intended commercial result of the original provision.

20.	Entire agreement

20.1        This Agreement and the Mutual Confidentiality and Non-disclosure Agreement dated May 23rd, 2022 between the parties constitute the entire agreement between the parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

representatives).

21.	Assignment

21.1        Both parties shall not, without the prior written consent (which shall not be unreasonably withheld), assign, transfer, charge, sub-contract or deal in any other manner with all or any of its rights or obligations under this Agreement.

22.	Governing law

This Agreement and any disputes or claims arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the laws of Delaware.

23.	Jurisdiction

The Parties agree to submit to the exclusive jurisdiction of the courts of Delaware.

This Agreement has been entered into on the date first stated above.

Signed by Naeem Walji for and on behalf of Bitzero Blockchain Inc.	____________________________

Signed by Ethan Vera for and on behalf of Luxor Technology Corporation	____________________________

Schedule A

Financial Requirements

1. Set-up Infrastructure Costs

A fixed setup fee of US$1,050,000 for the Software shall be paid by Bitzero to Luxor.

Payments shall be made in the following cadence: 33.3% ($350,000) will be due immediately upon signing of this Agreement, 33.3% ($350,000) will be due immediately upon public deployment of the Bitzero ESG Pool, and the final 33.3% ($350,000) will be due immediately on the 6 month anniversary of the date of public deployment of the Bitzero ESG Pool.

2. Hosting Fees	Bitzero will pay the Variable Monthly Cloud Hosting Fee for Google Cloud (or Luxor will pay such bill and be reimbursed by Bitzero). The parties ideally will achieve this via passthrough billing from Google to Bitzero. Price TBD.
3. Pool Software Fees

The Bitzero ESG Pool fees will be split by Luxor and Bitzero based on a PPLNS Reward system.

Luxor shall receive 0.20% of each total miner reward (Block Reward + Transaction Fees) received by the Bitzero ESG Pool. Bitzero will receive the remaining 99.8% of each total miner reward.

4. Additional Fees	All other fees collected by Bitzero will be kept by Bitzero. Including but not limited to: 1. All Bitzero client onboarding fees 2. All Transaction Fees recovered from Bitzero client opt-outs

Schedule B – Maintenance & Support Services

Bitzero ESG Pool Functionality	As per 4.3 Luxor is responsible for ensuring that the Bitzero ESG Pool is capable of receiving the Hash Power. This includes basic upkeep of the pool. Any issue with the Bitzero ESG Pool not receiving Hash Power correctly will be fixed by Luxor at no cost to Bitzero.
New Feature Request	Net new features that differentiate from Luxor’s current feature offering will be discussed in separate agreement as the needs and/or requests arise on the part of Bitzero.